S A M E X M I N I N G C O R P.
SAMEX MINING CORP. 301 - 32920 Ventura Ave. Abbotsford, BC V2S 6J3 CANADA	TOLL FREE: 1-800-828-1488 E-MAIL: 2samex@samex.com TEL: (604) 870-9920 FAX: (604) 870-9930	WEB SITE: www.samex.com TRADING SYMBOLS: SXG - TSX VENTURE SMXMF - NASD OTC:BB

NEWS RELEASE - No.  10-06

              November 2, 2006

OPTION COMPLETED - LOS ZORROS PROPERTY, CHILE

SAMEX has completed the final option payment to acquire 100% interest in mineral concessions covering a small portion (209 hectares) of the Los Zorros property (approximately 7,895 hectares) in Chile.  The payment of US$100,000 was made to exercise an option pursuant to the Unilateral Purchase Option Contract dated November 6, 2003, between SAMEX subsidiary, Minera Samex Chile S.A., and Compañia Minera y Comercial Sali Hochschild S.A.  Under the option, SAMEX acquired the concessions for a total of US$230,000 by making options payments of US$30,000 upon signing the Option Agreement; US$50,000 by October 31, 2004; US$50,000 by October 31, 2005; and US$100,000 by October 31, 2006.  The optioned concessions are subject to a Net Smelter Return Royalty of up to 2%.  SAMEX has an option to buyout the Royalty at any time for US$1,800,000.  If the concessions are not in production by December 31, 2007, advance royalty payments of US$100,000 per year are required for five years (by March 1st of 2008, 2009, 20010, 20011, and 2012) to a maximum of US$500,000.  The advance royalty payments are recoverable from future royalty payments.  SAMEX is not obligated to make the advance royalty payments if it elects to return the concessions to the previous owner.

The over-all Los Zorros property covers more than 78 square kilometers of a district with highly prospective geology and a long history of near surface gold/silver/copper mining activity.  The property is geologically well-situated within the mining belt that contains the copper-gold ore bodies of the Punta del Cobre District, the large Candelaria copper mine, and the large, mined-out Chanarcillo silver deposit.  To facilitate the systematic evaluation of the numerous precious metal and base metal targets on the Company’s extensive land holdings, the property was divided into seven “Exploration Areas” (I through VII) which are in various stages of exploration.  Please visit the SAMEX website at www.samex.com for details concerning the Los Zorros property.

“Jeffrey P. Dahl”

President

The TSX Venture Exchange has neither approved nor disapproved of the information contained herein.